UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      April 7, 2006


Mr. Paul Mann, Controller
Farallon Resources Ltd.
1020 - 800 West Pender Street
Vancouver, BC V6C 2V6


      Re:	Farallon Resources Ltd.
		Amendment No. 1 to Registration Statement on Form 20-F
      Filed March 7, 2006
		File No. 0-51641


Dear Mr. Mann:

      We have reviewed response letter dated March 7, 2006, and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Although you became subject to the reporting requirements of the
Securities Exchange Act of 1934 on January 30, 2006, you indicate on the cover page that you have not been subject to the filing requirements for the past 90 days. Please revise.

2. We note your disclosure on page 33 regarding the elimination of the exploration and the exploitation concession classifications.
Given
that such classifications no longer exist, please advise why you continue using such classifications throughout the filing. If necessary, please revise to remove the classifications.

Risk Factor, page 12

3. We reissue comment 10 in part. It does not appear that you have discussed the specific risks associated with having one material mineral property.

4. Discuss the risks associated with having only one full-time
officer.   In this regard, we note your disclosure on page 72 that
all
of Farallon`s directors and officers, except for Dick Whittington, work on a part-time basis.

5. We note on page 97 your disclosure regarding changes to your articles of incorporation. Please discuss in a risk factor how these changes impact your security holders. In particular, address the new provisions concerning the issuance and elimination of shares.

The unsuccessful resolution of litigation relating to the Campo
Morado
Property..., page 18

6. We note your revisions in response to comment 13. Please further discuss the impact of a finding outcome against you, given that Campo
Morado is your only material mineral property.

Engineering Comments

General
7. We note that you discuss evaluating the economics of your project by conducting a pre-feasibility study. Whenever you provide disclosure about your pre-feasibility study, ensure that the disclosure does not give the impression that a pre-feasibility study can firmly establish the economics of a mining project, or that it can be used to make a production decision or secure project financing.



Metallurgy, page 54
8. We note you disclosure about your "pilot plant." Please disclose the capacity of your pilot plant work, such as in tons per hour.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.








      Direct your questions relating to the engineering comments to
Roger Baer, Mining Engineer.  Please contact Carmen Moncada-Terry at
(202) 551-3687 or, in her absence, the undersigned at (202) 551-
3685
with any other questions.

      Sincerely,


      Tangela Richter
      Branch Chief


cc:	R. Baer
T. Richter
      C. Moncada-Terry
Mr. Paul Mann
Farallon Resources Ltd.
April 7, 2006
Page 2